Exhibit 16.1

February 3, 2015

Sanborn Resources, Ltd.
777 South Flagler Drive
West Palm Beach, Florida  33401

Effective February 3, 2015, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

L.L. Bradford & Company, LLC